UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DERMIRA, INC.

(Name of Subject Company (Issuer))

BALD EAGLE ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.001 per share

(Title of Class of Securities)

24983L104

(CUSIP Number of Class of Securities)

Bronwen Mantlo

Vice President, Deputy General Counsel and Corporate Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 94104

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,105,153,556.25	$143,448.93

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dermira, Inc. (“Dermira”), at a purchase price of $18.75 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 4:00 p.m., Eastern time, on January 15, 2020 (the most recent practicable date): (i) 54,695,352 shares of Dermira common stock were issued and outstanding, (ii) 2,497,035 shares potentially issuable upon exercise of outstanding exercisable in-the-money stock options, (iii) 1,674,315 shares potentially issuable upon the settlement of outstanding restricted stock units and (iv) 74,821 shares issuable subject to outstanding rights under Dermira’s 2014 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued October 1, 2019, by multiplying the transaction value by 0.00001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $143,448.93	Filing Party: Bald Eagle Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO-T	Date Filed: January 22, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 22, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Bald Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Dermira, Inc., a Delaware corporation (“Dermira”), at a purchase price of $18.75 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding a new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The Antitrust Condition has been satisfied by the expiration of the HSR Act waiting period, effective February 10, 2020 at 11:59 p.m., Eastern time.”

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sentence at the end of the first paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase under the subheading “Antitrust Compliance”:

“The waiting period applicable to the Offer under the HSR Act expired effective February 10, 2020 at 11:59 p.m., Eastern time.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraph at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On January 24, 2020, Michael Schneider, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Southern District of New York against Dermira and the individual members of the Dermira Board, captioned Schneider v. Dermira, Inc., et. al., Case No. 1:20-cv-00663-LAP (the “Schneider Complaint”). The Schneider Complaint asserts that the defendants named therein violated sections 14(d)(4), 14(e), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Schneider Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule14D-9 and monetary damages.

On January 27, 2020, Dushyanth Surakanti, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Northern District of California against Dermira and the individual members of the Dermira Board, captioned Surakanthi v. Dermira, Inc., et. al., Case No. 3:20-cv-00602-DMR (the “Surakanthi Complaint”). The Surakanthi Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Surakanthi Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule14D-9 and monetary damages.

On January 27, 2020, John Thompson, a purported stockholder of Dermira, filed a putative securities class action complaint in the United States District Court for the District of Delaware against Dermira, the individual members of the Dermira Board, Lilly and Purchaser, captioned Thompson v. Dermira, Inc., et. al., Case No. 1:20-cv-00132-MN (the “Thompson Complaint”). The Thompson Complaint asserts that the defendants named therein violated sections 14(e), 14(d) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Thompson Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions and revisions to the Schedule14D-9.

On January 28, 2020, Elaine Wang, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Northern District of California against Dermira and the individual members of the Dermira Board, captioned Wang v. Dermira, Inc., et. al., Case No. 3:20-cv-00634-SK (the “Wang Complaint”). The Wang Complaint asserts that the defendants named therein violated sections 14(e), 14(d) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Wang Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule14D-9 and monetary damages.

On January 31, 2020, Changxia Yuan, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Southern District of New York against Dermira and the individual members of the Dermira Board, captioned Yuan v. Dermira, Inc., et. al., Case No. 1:20-cv-00848-LAP (the “Yuan Complaint”). The Yuan Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Yuan Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions and monetary damages.

On February 6, 2020, Frederick Kahn, a purported stockholder of Dermira, filed a putative class action lawsuit in the Superior Court of California for the County of San Mateo against Dermira and the individual members of the Dermira Board, captioned Kahn v. Dermira, Inc., et. al., Case No. 20-CIV-0811 (the “Kahn Complaint”). The Kahn Complaint asserts that the defendants violated their fiduciary duties by, among other things, allegedly entering into the Transactions through a flawed and unfair sales process, failing to maximize the value of Dermira to its stockholders and filing a materially deficient Schedule 14D-9. The Kahn Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions and monetary damages.

Lilly believes that the claims asserted in the pending actions in the United States District Court for the Northern District of California (the Surakanti Complaint and the Wang Complaint ), the United States District Court for the District of Delaware (the Thompson Complaint), the Southern District of New York (the Schneider Complaint and the Yuan Complaint), and the Superior Court of California, San Mateo County (the Kahn Complaint) (referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and to provide additional information to its stockholders, Dermira has provided certain additional disclosures in its Amendment No. 1 to Schedule 14D-9 (the “Supplemental Disclosures”). Counsel for plaintiffs in each of the Actions have confirmed that the Supplemental Disclosures will moot their claims. The Supplemental Disclosures should be read in conjunction with this Schedule TO, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of Dermira, Lilly, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Lilly believes that all material information was disclosed, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differ from information contained in this Schedule TO, the information in the Supplemental Disclosures supersede such information contained in this Schedule TO.

Additional lawsuits may be filed against Dermira, the Dermira Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule14D-9.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

Bald Eagle Acquisition Corporation

By:	/s/ Heather Wasserman
Name:	Heather Wasserman
Title:	President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
Name:	Joshua L. Smiley
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 22, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated January 22, 2020.*

(a)(5)(A)	Joint Press Release issued by Eli Lilly and Company and Dermira on January 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Lilly on January 10, 2020.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation and Dermira, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dermira. on January 10, 2020).*

(d)(2)	Tender and Support Agreement, dated January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation, Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and Bay City Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dermira on January 10, 2020).*

(d)(3)	Tender and Support Agreement, dated January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation, New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnership (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Dermira on January 10, 2020).*

(d)(4)	Mutual Non-Disclosure Agreement between Dermira and Eli Lilly and Company dated September 10, 2019.*

(d)(5)	Amendment No. 1 to Mutual Non-Disclosure Agreement between Dermira and Lilly, dated November 11, 2019.*

(d)(6)	Amendment No. 2 to Mutual Non-Disclosure Agreement between Dermira and Lilly, dated January 3, 2020.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.